Exhibit 99.2

Hebron Technology Co., Ltd. Reports Financial Results for the First Half of 2018

Wenzhou, China, December 10, 2018/ PRNewswire/ -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced its financial results for the six months ended June 30, 2018.

Mr. Anyuan Sun, Chairman and Chief Executive Officer of Hebron, commented, “With revenues increasing by 33% to $10.33 million, our first half financial results reflected the impact of more projects being completed for our installation services during the six months ended June 30, 2018. With the multiple project wins and a growing project pipeline, we are confident about our near-term outlook and expect further growth to return in the near future.”

Six Months Ended June 30, 2018 Financial Results

•	Total revenues increased by 33% to $10.33 million for the six months ended June 30, 2018, from $7.74 million for the six months ended June 30, 2017. The increase in total revenues was because of an increase in the number of projects and average revenues per project for installation services and the increased sales in fluid equipment sales.

•	Gross and operating margins were 34% and (11)%, respectively, for the six months ended June 30, 2018, compared to 37% and 2%, respectively, for the same period of last year.

•	Net loss was $1.57 million, or a loss per share of $0.10 for the six months ended June 30, 2018, compared to net loss of $0.34 million, or loss per share of $0.02, for the same period of last year.

	For the Six Months Ended June 30,
($ millions)	2018	2017	% Change
Revenues
Installation service	7.58	6.35	19%
Fluid equipment sales	2.75	1.39	98%

Gross profit	3.55	2.87	24%
Gross margin	34%	37%	(3)pp*
Installation service	43%	41%	2pp*
Fluid equipment sales	15%	21%	(6)pp*

Operating expenses	4.68	2.70	73%
Operating income (loss)	(1.12)	0.17	(779)%
Operating margin	(11)%	2%	13pp*
Net loss	(1.57)	(0.34)	362%
Net loss margin	(15)%	(4)%	(11)pp*
Basic and diluted loss per share	(0.10)	(0.02)	400%

*pp represents percentage points

Revenues

For the six months ended June 30, 2018, total revenues increased by $2.6 million, or 33%, to $10.3 million from $7.7 million for the same period of last year. The increase in total revenues was related to the increase in revenues from installation services as more works were completed during the six months ended June 30, 2018, and well as the increased sales in fluid equipment.

Revenues from installation services increased by $1.2 million, or 19.3%, to $7.6 million for the six months ended June 30, 2018 from $6.4 million for the same period of last year. We provided installation services for 3 projects with an average project revenue of $2.5 million during the six months ended June 30, 2018, compared to 3 projects with an average project revenue of $2.1 million during the same period of last year. Revenues from fluid equipment sales increased by $1.4 million, or 98.0%, to $2.7 million for the six months ended June 30, 2018 from $1.4 million for the same period of last year.

Cost of revenues and gross profit

Total cost of revenues increased by $1.9 million, or 39.1%, to $6.8 million for the six months ended June 30, 2018 from $4.9 million for the same period of last year. Overall gross profit increased by $0.7 million, or 23.9%, to $3.6 million for the six months ended June 30, 2018 from $2.9 million for the same period of last year. Overall gross margin was 34% for the six months ended June 30, 2018, down 3 percentage points from 37% for the same period of last year.

Cost of revenues for installation services increased by $0.5 million, or 13.2%, to $4.3 million for the six months ended June 30, 2018 from $3.8 million for the same period of last year. The increase in cost of revenues was in line with the increase in revenues for installation services. Gross profit for installation services increased by $0.7 million, or 26.9%, to $3.3 million for the six months ended June 30, 2018 from $2.6 million for the same period of last year. Gross margin for installation services was 43.4% for the six months ended June 30, 2018, compared to 40.6% for the same period of last year.

Cost of revenues for fluid equipment sales increased by $1.2 million, or 109.1%, to $2.3 million for the six months ended June 30, 2018 from $1.1 million for the same period of last year. Gross profit for fluid equipment sales increased by $0.1 million, or 33.3%, to $0.4 million for the six months ended June 30, 2018 from $0.3 million for the same period of last year. Gross margin for fluid equipment sales was 14.8% for the six months ended June 30, 2018, compared to 21.4% for the same period of last year. The decreased gross margin was due to the increased competition in equipment sales and because the Company sold more products with lower margin in this period.

Operating expenses

General and administrative expenses increased by $2.9 million, or 199.2%, to $4.4 million for the six months ended June 30, 2018 from $1.5 million for the same period of last year. The increase was mainly due to higher salaries for the management, higher bad debt expense recorded for long aging advances to vendors and higher amortization expense recorded for the new facilities. Selling expenses were $0.3 million for the six months ended June 30, 2018, compared to $0.7 million for the same period of last year. Research and development expenses were $NIL for the six months ended June 30, 2018, compared to $0.5 million for the same period of last year. The decrease in research and development expenses was mainly due to the lack of new R&D projects for the six months ended June 30, 2018, while we had a R&D project for developing an intelligent valve controller system during the six months ended June 30, 2017. As such, total operating expenses increased by $2.0 million, or 73.0%, to $4.7 million for the six months ended June 30, 2018 from $2.7 million for the same period of last year.

Operating income (loss)

Operating loss was $1.1 million for the six months ended June 30, 2018, decreased by $1.3 million, or 779.5%, compared to an operating income of $0.2 million for the same period of last year because of the increase in general and administrative expenses. Operating margin was (11)% for the six months ended June 30, 2018, compared to 2% for the same period of last year.

Income (loss) before income taxes and income tax

Loss before income taxes was $1.2 million for the six months ended June 30, 2018, compared to income before income tax of $0.1 million for the same period of last year. Income tax provision was $0.4 million for the six months ended June 30, 2018, compared to $0.5 million for the same period of last year.

Net loss and loss per share

Net loss was $1.6 million, or loss per share of $0.10 for the six months ended June 30, 2018, compared to net loss of $0.3 million, or loss per share of $0.02 for the same period of last year. The decrease in net earnings was primarily related to the increase in operating expenses.

Recent Update

Acquisition of Xuzhou Weijia Bio-Tech Co., Ltd.

On March 10, 2018, the Company entered into a share acquisition agreement (the “Agreement”) with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. As consideration, the Company was obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share, totalling $$2,885,556) to the individuals designated by the selling shareholder of Weijia Bio-Tech. On or about April 11, 2018, the Company completed the process of acquiring 49% of the equity in Weijia Bio-Tech. On April 28, 2018, the Company completed the issuance of 1,442,778 unregistered Class A common shares pursuant to the Agreement, with an effective issuance date of April 9, 2018  .

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. (“Hebron” or the “Company”) engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. For more information about the Company, please visit www.xibolun.com.

Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Hebron Technology Co., Ltd.
Ms. Yingping Chen
Secretary
Phone: +86-180-6776-129

Email: IR@china-xbl.com

In the United States:

Ascent Investor Relations LLC
Ms. Tina Xiao
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

HEBRON TECHNOLOGY CO., LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2018	2017
ASSETS

CURRENT ASSETS:
Cash	$884,436	$3,220,781
Restricted cash	1,475,918	55,322
Contracts receivable, net	20,995,991	16,904,972
Accounts receivable, net	723,124	1,419,305
Notes receivable	-	689,171
Retainage receivables, net	2,972,461	2,564,404
Inventories	5,424,902	1,582,501
Prepayments and advances to suppliers, net	9,755,071	11,904,107
Other receivables, net	229,898	240,284

TOTAL CURRENT ASSETS	42,461,801	38,580,847

Long-term investment	2,885,556	-
Property and equipment at cost, net of accumulated depreciation	14,009,154	14,588,262
Land use right, net of accumulated amortization	1,039,608	1,086,148
Deferred tax assets	454,591	46,101
Prepayment on property and equipment	-	247,324
TOTAL ASSETS	$60,850,710	$54,548,682

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$706,970	$457,940
Accounts payable	5,191,560	1,332,106
Accrued expenses and other current liabilities	1,609,040	1,327,513

Other loan payable-current	-	179,182
Advances from customers	3,723,943	2,825,215
Taxes payable	7,574,611	7,067,593
TOTAL CURRENT LIABILITIES	18,806,124	13,189,549

Other loan payable - long term	176,139	411,683
Long-term loans	404,693	414,912
TOTAL LIABILITIES	19,386,956	14,016,144

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value, 50,000,000 shares authorized, 16,269,577 and 14,695,347 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	16,269	14,695
Additional paid-in capital	13,270,947	10,237,965
Retained earnings	28,308,385	29,877,491
Accumulated other comprehensive gain (loss)	(131,847)	402,387
TOTAL SHAREHOLDERS' EQUITY	41,463,754	40,532,538

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$60,850,710	$54,548,682

HEBRON TECHNOLOGY CO., LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	For the Six Months Ended June 30,
	2018	2017
REVENUE
Installation service	$7,580,749	$6,352,092
Fluid equipment sales	2,754,317	1,391,348
	10,335,166	7,743,440
COST OF REVENUE
Cost of product and services	6,655,247	4,769,712
Business and sales related taxes	124,575	103,923

GROSS PROFIT	3,555,244	2,869,805

OPERATING EXPENSES
General and administrative expenses	4,396,710	1,469,722
Selling expenses	281,169	749,522
Research and development expenses	-	485,335
Total operating expenses	4,677,879	2,704,579

INCOME (LOSS) FROM OPERATIONS	(1,122,635)	165,226

OTHER INCOME (EXPENSE)
Other income, net	1,736	2,256
Interest expense	(56,314)	(23,518)
Total other expense, net	(54,578)	(21,262)

INCOME (LOSS) BEFORE INCOME TAXES	(1,177,213)	143,964

PROVISION FOR INCOME TAXES	391,892	487,298

NET LOSS	$(1,569,105)	$(343,334)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(534,234)	800,457

COMPREHENSIVE INCOME (LOSS)	$(2,103,339)	$457,123

Basic and diluted loss per common share
Basic and diluted	$(0.10)	$(0.02)

Weighted average number of shares outstanding
Basic and diluted	15,427,622	14,695,347